Exhibit 99.4

Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F of Dundee Corporation (the “Company”) of our report dated April 7, 2009 on the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F for the year ended December 31, 2008.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 7, 2009